UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Landa App LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street, New York, NY 10011
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Landa App LLC (the “Company”) is a Delaware series limited liability company. The Company has registered certain series with the Delaware Secretary of State and will continue to register new series from time to time (each, a “Series” and collectively, the “Series”). Each Series is or will be governed by its own Operating Agreement, each of which is included as an exhibit to the Offering Circular.

The Company was formed for the purpose of creating the Series and offering Shares in such Series. The purpose of the Series is to acquire residential and commercial rental properties (each a “Property,” and collectively, the “Properties”) and offer a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed Properties. We have offered and sold membership interests (each a “Share” and collectively, the “Shares”) of certain of the Series, at the purchase prices listed on the cover page of the Offering Circular. We expect that the Company, and each Series’, sole source of income will be rental income, except a Series may also generate income on the disposition of its Property.

Landa Holdings, Inc. (the “Manager”) will serve as the manager to the Company and each Series and will identify a residential or commercial rental Property for each Series to acquire. The Manager will also manage these Properties on behalf of the Series and will earn compensation for these services. The Manager was formed as a Delaware limited liability company on February 7, 2019, and was subsequently converted to a Delaware corporation under the name Landa Holdings, Inc. on September 12, 2019.

Impact of the COVID-19 Coronavirus Pandemic

In March 2020, the novel coronavirus (“COVID-19”) outbreak was declared a global pandemic by the World Health Organization, and since then, the virus has continued to spread throughout the world. The severe travel and social restrictions, including social distancing, “shelter-in-place” orders and restrictions on the types of businesses that may continue to operate that have been implemented in the United States and the world have adversely impacted global activity and contributed to significant volatility in financial markets. The ultimate impacts of the outbreak remain unknown and are rapidly evolving.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. For more information, please see the section of the Offering Circular entitled “Risk Factors”, which section is incorporated herein by reference.

Liquidity and Capital Resources

As of June 30, 2021 and December 31, 2020, the Company had not yet commenced its planned operations. Once the Company commences its planned principal operations, it will incur significant additional expenses, and will be dependent on additional capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Each Series commenced planned operations on the date of acquisition of its Property. Each Series will be dependent upon raising the full offering amount. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

For more information please see Note 1, Organization, Nature of Activities and Going Concern, in our financial statements.

The Series held the following cash and restricted cash as of June 30, 2021 and December 31, 2020:

	June 30, 2021			December 31, 2020
Series	Cash	Restricted Cash	Total	Cash	Restricted Cash	Total
Landa Series 115 Sardis Street	$4,120	$0	$4,120	$624	$0	$624
Landa Series 1394 Oakview	3,848	0	3,848	3,066	0	3,066
Landa Series 1701 Summerwoods Lane	3,516	950	4,466	3,852	950	4,802
Landa Series 1741 Park Lane	3,592	0	3,592	2,137	0	2,137
Landa Series 209 Timber Wolf Trail	3,978	775	4,753	2,962	775	3,737
Landa Series 2505 Oak Circle	1,594	750	2,344	70	0	70
Landa Series 271 Timber Wolf Trail	5,908	0	5,908	0	0	0
Landa Series 29 Holly Grove Road	3,384	600	3,984	2,766	0	2,766
Total Combined	$29,940	$3,075	$33,015	$15,477	$1,725	$17,202

The changes in cash and restricted cash were a result of ongoing operations, including rental income received and Property maintenance costs for each Series.

In July 2020, each Series issued a promissory note to the Manager to finance 100% of the costs associated with the acquisition, or expected acquisition, of its Property, including acquisition fees, due diligence expenses, and reserves (each an “Acquisition Note” and collectively the “Acquisition Notes”). Each Acquisition Note represents a related-party loan between each respective Series and the Manager. The Acquisition Notes issued by the Series are non-interest bearing.

In July 2021, each Series issued an interest-bearing note to the Manager (each a “Refinance Note” and collectively the “Refinance Notes”), to pay down some or all of the outstanding balance of its Acquisition Note. As a result, each Series began making monthly interest payments in July 2021, which has and will continue to impact the Company’s capital resources. The following table summarizes the expected interest expense by Series for the six-month period ending December 31, 2021:

Series	Six Months Ended December 31, 2021
Landa Series 115 Sardis Street	$1,458
Landa Series 1394 Oakview	990
Landa Series 1701 Summerwoods Lane	1,186
Landa Series 1741 Park Lane	1,448
Landa Series 209 Timber Wolf Trail	1,496
Landa Series 2505 Oak Circle	1,231
Landa Series 271 Timber Wolf Trail	1,535
Landa Series 29 Holly Grove Road	1,254
Total Combined	$10,598

For more information on each note please see Note 7, Related Party Transactions, in our financial statements.

Results of Operations

Revenues:

Revenues are generated at the Series level. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement directly with the tenant. Each lease has a term of one year.

We generated rental revenues of $39,448 for the six months ended June 30, 2021, as compared to $0 for the period from May 19, 2020 (inception) through June 30, 2020, as no Series had acquired a Property as of June 30, 2020. The following table summarizes the rental income by Series for the period ending June 30, 2021 and June 30, 2020:

	Six Months Ended June 30, 2021	Period from May 19, 2020 (inception) through June 30, 2020
Series	Rental Income	Rental Income
Landa Series 115 Sardis Street	$4,840	$0
Landa Series 1394 Oakview	4,650	0
Landa Series 1701 Summerwoods Lane	5,700	0
Landa Series 1741 Park Lane	4,350	0
Landa Series 209 Timber Wolf Trail	4,650	0
Landa Series 2505 Oak Circle	5,338	0
Landa Series 271 Timber Wolf Trail	5,700	0
Landa Series 29 Holly Grove Road	4,220	0
Total Combined	$39,448	$0

Expenses:

Expenses are incurred at the Series level. Additional information regarding the nature and description of each of these expenses can be found below.

Operating Expenses. Each Series incurs certain ongoing expenses related to such Series or the Property held by such Series, including, but not limited to, (i) any and all fees, costs and expenses incurred in connection with the management of a Property, (ii) any and all insurance premiums or expenses, including property insurance in connection with the Series’ Property, (iii) any withholding or transfer taxes imposed on the Company or a Series as a result of its or their earnings, investments or withdrawals in connection with the Property, (iv) any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements in connection with the Property, (v) any legal fees and costs (including settlement costs) arising in connection with any disputes with tenants, litigation or regulatory investigation instituted against the Series or a Manager in connection with the affairs of the Series, and (vi) any fees, costs and expenses of engaging a third-party registrar and transfer agent appointed by the Manager in connection with a Series and (vii) any indemnification obligations of a Series. For more information, please see the section of the Offering Circular entitled “Description of our Business – Operating Expenses”, which is incorporated herein by reference.

Depreciation and Amortization. The Series recognize depreciation and amortization expense associated with their Properties and other capital expenditures over the expected useful lives of their Properties.

We incurred expenses of $35,690 for the six months ended June 30, 2021, as compared to $0 for the period from May 19, 2020 (inception) through June 30, 2020, as no Series had acquired a Property as of June 30, 2020. The following table summarizes the expenses incurred by Series:

	Six Months Ended June 30, 2021			Period from May 19, 2020 (inception) through June 30, 2020
Series	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Landa Series 115 Sardis Street	$5,530	$1,988	$7,519	$0	$0	$0
Landa Series 1394 Oakview	1,567	1,128	2,694	0	0	0
Landa Series 1701 Summerwoods Lane	2,895	1,420	4,315	0	0	0
Landa Series 1741 Park Lane	3,196	1,914	5,110	0	0	0
Landa Series 209 Timber Wolf Trail	1,703	1,745	3,449	0	0	0
Landa Series 2505 Oak Circle	2,601	1,424	4,025	0	0	0
Landa Series 271 Timber Wolf Trail	2,067	1,801	3,868	0	0	0
Landa Series 29 Holly Grove Road	3,147	1,564	4,711	0	0	0
Total Combined	$22,707	$12,983	$35,690	$0	$0	$0

Market Outlook—Real Estate Finance Markets

While the recent spread of COVID-19 has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for single-family rentals. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from our sponsor allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting policies, in our financial statements.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Transactions, in our financial statements.

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 10, Subsequent Events, in our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

TABLE OF CONTENTS
Landa App LLC and Landa App Series Group Balance Sheet As Of June 30, 2021 (unaudited)	F-1
Landa App LLC and Landa App Series Group Balance Sheet As Of December 31, 2020	F-3
Statement of Operations For Landa App LLC and Landa App Series Group For The Period From January 1, 2021 To June 30, 2021 (unaudited)	F-5
Statement of Operations For Landa App LLC For The Period From January 1, 2020 To June 30, 2020 (unaudited) and For the Landa App Series Group For The Period From May 19, 2020 To June 30, 2020 (unaudited)	F-7
Statement of Changes In Members’ Equity For Landa App LLC and Landa App Series Group For The Period From January 1, 2021 To June 30, 2021 (unaudited)	F-8
Statement of Changes In Members’ Equity For Landa App LLC For The Period From January 1, 2020 To June 30, 2020 (unaudited) and For the Landa App Series Group For The Period From May 19, 2020 To June 30, 2020 (unaudited)	F-8
Statement of Cash Flows For Landa App LLC and Landa App Series Group For The Period From January 1, 2021 To June 30, 2021 (unaudited)	F-9
Statement of Cash Flows For Landa App LLC For The Period From January 1, 2020 To June 30, 2020 (unaudited) and For the Landa App Series Group For The Period From May 19, 2020 To June 30, 2020 (unaudited)	F-11
Notes To The Financial Statements For Landa App and Landa App Series Group	F-12

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED BALANCE SHEETS

AS OF JUNE 30, 2021 (UNAUDITED)

	Landa App LLC	Landa Series 115 Sardis Street	Landa Series 1394 Oakview	Landa Series 1701 Summerwoods Lane	Landa Series 1741 Park Lane
Assets
Cash	$0	$4120	$3848	$3516	$3592
Restricted Cash	0	0	0	950	0
Investments in single-family residential properties, net	0	108,762	75,472	90,401	108,909
Due from related party	0	-27	5,617	3,653	4,958
Other Assets	0	-810	0	0	0
Total Assets	0	112,045	84,937	98,520	117,459

Liabilities and Equity
Notes Payable - related party, net of unamortized discount	0	117,236	80,067	95,474	116,527
Due to Related Party	0	0	0	0	0
Other Liabilities	0	1,051	1,622	2,256	1,684
Total Liabilities	0	118,288	81,689	97,730	118,211

Commitments and Contingencies (Note 10)

Members’ Equity / (Deficit)
Retained Earnings (Accumulated deficit)	0	-3,563	1,292	-596	8
Current Year Net Income		-2,679	1,956	1,385	-760
Total Liabilities and Members’ Equity / (Deficit)	$0	$112,046	$84,937	$98,518	$117,459

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED BALANCE SHEETS

AS OF JUNE 30, 2021 (UNAUDITED) (continued)

	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Total Combined
Assets
Cash	$3978	$1594	$5908	$3384	$29,940
Restricted Cash	775	750	0	600	3075
Investments in single-family residential properties, net	113,668	101,387	122,193	95,419	816,212
Due from related party	4,300	-7,245	-5,337	990	6908.69
Other Assets	775	2,833	-1900	10	908
Total Assets	123,496	99,319	120,865	100,403	857,044

Liabilities and Equity
Notes Payable - related party, net of unamortized discount	119,799	98,460	123,369	100,427	851,360
Due to Related Party	0	0	0	0	0
Other Liabilities	1,808	1,632	829	1,629	12,511
Total Liabilities	121,607	100,092	124,199	102,056	863,871

Commitments and Contingencies (Note 10)

Members’ Equity / (Deficit)
Retained Earnings (Accumulated deficit)	687	-2,086	-5,166	-1,162	-10586
Current Year Net Income	1,202	1,313	1,832	-491	3,757
Total Liabilities and Members’ Equity / (Deficit)	$123,495	$99,319	$120,865	$100,403	$857,042

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2020

	Landa App LLC	Landa Series 115 Sardis Street	Landa Series 1394 Oakview	Landa Series 1701 Summerwoods Lane	Landa Series 1741 Park Lane
Assets
Cash	$0	$624	$3,066	$3,852	$2,137
Restricted Cash	0	0	0	950	0
Investments in single-family residential properties, net	0	110,751	76,600	91,821	110,823
Due from related party	0	1,553	2,321	0	3,519
Other Assets	0	0	0	0	0
Total Assets	0	112,928	81,987	96,623	116,479

Liabilities and Equity
Notes Payable - related party, net of unamortized discount	0	115,980	79,678	95,160	115,651
Due to Related Party	0	0	0	474	0
Other Liabilities	0	511	1,017	1,585	820
Total Liabilities	0	116,491	80,695	97,219	116,471

Commitments and Contingencies (Note 10)	0	0	0	0	0

Members’ Equity / (Deficit)
Retained Earnings (Accumulated deficit)	0	-3,563	1,292	-596	8
Total Liabilities and Members’ Equity / (Deficit)	$0	$112,928	$81,987	$96,623	116,479

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2020 (continued)

	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Total Combined
Assets
Cash	$2,962	$70	$1,230	$2,766	$16,707
Restricted Cash	775	0	0	0	1,725
Investments in single-family residential properties, net	115,414	102,810	123,994	96,983	829,196
Due from related party	2,203	0	0	433	10,029
Other Assets	0	1,750	0	0	1,750
Total Assets	121,354	104,630	125,224	100,182	859,407

Liabilities and Equity
Notes Payable - related party, net of unamortized discount	119,268	98,272	122,575	100,099	846,683
Due to Related Party	0	7,265	7,412	0	15,151
Other Liabilities	1,399	1,179	403	1,245	8,159
Total Liabilities	120,667	106,716	130,390	101,344	869,993

Commitments and Contingencies (Note 10)	0	0	0	0	0

Members’ Equity / (Deficit)
Retained Earnings (Accumulated deficit)	687	-2,086	-5,166	-1,162	-10,586
Total Liabilities and Members’ Equity / (Deficit)	$121,354	$104,630	$125,224	$100,182	$859,407

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2021 TO JUNE 30, 2021 (UNAUDITED)

	Landa App LLC	Landa Series 115 Sardis Street	Landa Series 1394 Oakview	Landa Series 1701 Summerwoods Lane	Landa Series 1741 Park Lane

Rental Income	$0	$4,840	$4,650	$5,700	$4,350

Expenses
Property maintenance	0	3,115	0	948	881
Property management expense - related party	0	387	372	456	348
Property taxes	0	540	606	671	864
Property insurance	0	231	200	206	227
Depreciation and amortization	0	1,988	1,128	1,420	1,914
Interest expense	0	1,257	389	314	876
Other Expenses	0	0	0	300	0
Expenses	0	7,519	2,694	4,315	5,110

Net Income (loss) before provision for income tax	0	-2,679	1,956	1,385	-760
Provision for income taxes	0	0	0	0	0
Net Income (loss)	$0	$-2,679	$1,956	$1,385	$-760

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2021 TO JUNE 30, 2021 (UNAUDITED) (continued)

	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Total Combined

Rental Income	$4,650	$5,338	$5,700	$4,220	$39,448

Expenses
Property maintenance	0	1,314	0	1,599	7,858
Property management expense - related party	372	420	456	338	3,149
Property taxes	410	453	426	681	4,651
Property insurance	224	227	224	200	1,738
Depreciation and amortization	1,745	1,424	1,801	1,564	12,983
Interest expense	530	187	794	329	4,677
Other Expenses	168	0	168	0	635
Expenses	3,449	4,025	3,868	4,711	35,690

Net Income (loss) before provision for income tax	1,202	1,313	1,832	-491	3,757
Provision for income taxes	0	0	0	0	0
Net Income (loss)	$1,202	$1,313	$1,832	$-491	$3,757

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENTS OF OPERATIONS

LANDA APP FOR THE PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2020 (UNAUDITED)

SERIES FOR THE PERIOD FROM MAY 19, 2020 (INCEPTION) TO JUNE 30, 2020 (UNAUDITED)

	Landa App LLC	Landa Series 115 Sardis Street	Landa Series 1394 Oakview	Landa Series 1701 Summerwoods Lane	Landa Series 1741 Park Lane	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Total Combined

Rental Income	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Expenses
Property maintenance	0	0	0	0	0	0	0	0	0	0
Property management expense - related party	0	0	0	0	0	0	0	0	0	0
Property taxes	0	0	0	0	0	0	0	0	0	0
Property insurance	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Interest expense	0	0	0	0	0	0	0	0	0	0
Other Expenses	0	0	0	0	0	0	0	0	0	0
Expenses	0	0	0	0	0	0	0	0	0	0

Net Income (loss) before provision for income tax	0	0	0	0	0	0	0	0	0	0
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net Income (loss)	$0	0	0	0	0	0	0	0	0	0

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIODS FROM JANUARY 1, 2020 TO JUNE 30, 2020 (UNAUDITED)

AND JANUARY 1, 2021 TO JUNE 30, 2021 (UNAUDITED)

	Landa App	Landa Series 115 Sardis Street	Landa Series 1394 Oakview	Landa Series 1701 Summerwoods Lane	Landa Series 1741 Park Lane
January 1, 2021	$0	$-3,563	$1,292	$-596	$8
Net Income / (Loss)	0	-2,679	1,956	1,385	-760
June 30, 2021	$0	$-6,242	$3,248	$789	$-752

January 1, 2020	$0	$0	$0	$0	$0
Net Income / (Loss)	0	0	0	0	0
June 30, 2020	$0	$0	$0	$0	$0

	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Total
January 1, 2021	$687	$-2,086	$-5,166	$-1,162	$-10,586
Net Income / (Loss)	1,202	1,313	1,832	-491	3,757
June 30, 2021	$1,889	$-773	$-3,334	$-1,653	$-6,829

January 1, 2020	$0	$0	$0	$0	$0
Net Income / (Loss)	0	0	0	0	0
June 30, 2020	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2021 TO JUNE 30, 2021 (UNAUDITED)

	Landa App	Landa Series 115 Sardis Street	Landa Series 1394 Oakview	Landa Series 1701 Summerwoods Lane	Landa Series 1741 Park Lane
Operating Activities:
Net Income (loss) before provision for income tax	$0	$-2,679	$1,956	$1,385	$-760
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	0	1,988	1,128	1,420	1,914
Amortization of debt discount	0	1,257	389	314	876
Provision for income taxes	0	0	0	0	0
Changes in assets and liabilities:
Due from Related Party	0	1,580	-3,296	-4,127	-1,439
Other assets	0	810	0	0	0
Other liabilities	0	540	605	671	864
Net cash provided by (used in) operating activities	0	3,497	781	-337	1,455

Investing Activities
Improvements to single-family residential properties	0	0	0	0	0
Net cash provided by (used in) investing activities	0	0	0	0	0

Financing Activities	0	0	0	0	0

Net Increase (Decrease) in Cash and Restricted Cash	0	3,497	781	-337	1,455
Cash and Restricted Cash at Beginning of Period	0	624	3066	4802	2137
Cash and Restricted Cash at End of Period	$0	$4,121	$3,847	$4,465	$3,592

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2021 TO JUNE 30, 2021 (UNAUDITED) (continued)

	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Total
Operating Activities:
Net Income (loss) before provision for income tax	$1,202	$1,313	$1,832	$-491	$3,757
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	1,745	1,424	1,801	1,564	12,983
Amortization of debt discount	530	187	794	329	4,677
Provision for income taxes	0	0	0	0	0
Changes in assets and liabilities:
Due from Related Party	-2,097	-20	-2,075	-557	-12,031
Other assets	-775	-1,083	1900	-10	842
Other liabilities	409	453	426	384	4,352
Net cash provided by (used in) operating activities	1,014	2,274	4,678	1,219	14,581

Investing Activities
Improvements to single-family residential properties	0	0	0	0	0
Net cash provided by (used in) investing activities	0	0	0	0	0

Financing Activities	0	0	0	0	0

Net Increase (Decrease) in Cash and Restricted Cash	1,014	2,274	4,678	1,219	14,581
Cash and Restricted Cash at Beginning of Period	3737	70	1230	2766	18432
Cash and Restricted Cash at End of Period	$4,751	$2,344	$5,908	$3,985	$33,013

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENTS OF CASH FLOWS

LANDA APP FOR THE PERIOD FROM JANUARY 1, 2020 TO JUNE 30, 2020 (UNAUDITED)

SERIES FOR THE PERIOD FROM MAY 19, 2020 (INCEPTION) TO JUNE 30, 2020 (UNAUDITED)

	Landa App	Landa Series 115 Sardis Street	Landa Series 1394 Oakview	Landa Series 1701 Summerwoods Lane	Landa Series 1741 Park Lane	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Total
Operating Activities:
Net Income (loss) before provision for income tax	0	0	0	0	0	0	0	0	0	0
Adjustments to reconcile net income / (loss) to net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	0	0	0	0	0	0	0	0	0	0

Investing Activities
Net cash provided by (used in) investing activities	0	0	0	0	0	0	0	0	0	0

Financing Activities	0	0	0	0	0	0	0	0	0	0

Net Increase (Decrease) in Cash and Restricted Cash	0	0	0	0	0	0	0	0	0	0
Cash and Restricted Cash at Beginning of Period	0	0	0	0	0	0	0	0	0	0
Cash and Restricted Cash at End of Period	0	0	0	0	0	0	0	0	0	0

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App LLC (the “Company,” “us,” “we,”, “our”, or the “Master Series”), is currently a Delaware series limited liability company organized on November 25, 2019. On April 30, 2020, the Company changed its name from Landa Properties A LLC. The Company is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the asset manager for the real estate properties owned by the Company and each underlying Series (as defined below). The Company was formed to engage in the business of acquiring, managing and renting commercial and residential properties (the “Property”, and collectively, the “Properties”). The Company has created, and it is expected that the Company will continue to create, separate series of interests registered under the Company (each a “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation. The Company and each Series grouped together, (the “Landa App Series Group,”) are herein, referred to as (the “Combined Group.”)

On May 19, 2020, the Company filed Certificates of Registered Series Limited Liability Company with the Secretary of State of the State of Delaware to register each of the Series.

On July 10, 2020, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. Once the Company commences its planned principal operations which will occur after qualification, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series’ planned operations or failing to profitably operate the business

As a result, the accompanying financial statements for the Combined Group have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Going Concern

The Combined Group’s ability to continue as a going concern for the next twelve months is dependent upon, among other things, the ability to successfully implement the business model, raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Combined Group will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Combined Group to continue as a going concern for the next twelve months from the date the financial statements are issued.

The financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Combined Group be unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements of Landa App LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Landa Holdings, Inc., in its capacity as Manager to the Company and each Series.

In the opinion of management, these financial statements reflect all adjustments consisting of normal recurring accruals, necessary for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for any interim period are not necessarily indicative of the results for the full year.

The combined financial statements include the eight (8) single-family homes located in the Atlanta metropolitan area in the state of Georgia. Each Property was acquired by each respective Series in the Master Series table below in July 2020:

Series Name		Series Inception Date	Acquisition Date
1	Series 115 Sardis Street	May 19, 2020	July 10, 2020
2	Series 1394 Oakview Circle	May 19, 2020	July 10, 2020
3	Series 1701 Summerwoods Lane	May 19, 2020	July 10, 2020
4	Series 1741 Park Lane	May 19, 2020	July 10, 2020
5	Series 209 Timber Wolf Trail	May 19, 2020	July 10, 2020
6	Series 2505 Oak Circle	May 19, 2020	July 10, 2020
7	Series 271 Timber Wolf Trail	May 19, 2020	July 10, 2020
8	Series 29 Holly Grove Road	May 19, 2020	July 10, 2020

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Cash and Restricted Cash

Each Series held the following amount of cash and restricted cash as of June 30, 2021 and December 31, 2020:

	June 30, 2021			December 31, 2020
Series	Cash	Restricted Cash	Total	Cash	Restricted Cash	Total
Landa Series 115 Sardis Street	$4,120	$0	$4,120	$624	$0	$624
Landa Series 1394 Oakview	3,848	0	3,848	3,066	0	3,066
Landa Series 1701 Summerwoods Lane	3,516	950	4,466	3,852	950	4,802
Landa Series 1741 Park Lane	3,592	0	3,592	2,137	0	2,137
Landa Series 209 Timber Wolf Trail	3,978	775	4,753	2,962	775	3,737
Landa Series 2505 Oak Circle	1,594	750	2,344	70	0	70
Landa Series 271 Timber Wolf Trail	5,908	0	5,908	0	0	0
Landa Series 29 Holly Grove Road	3,384	600	3,984	2,766	0	2,766
Total Combined	$29,940	$3,075	$33,015	$15,477	$1,725	$17,202

Cash includes all cash balances. Restricted cash includes tenant security deposits.

As a matter of performing its duties, the Manager at time will collect and hold cash on behalf of the Property. See Note 7: Related Party Transactions for more details.

Revenue

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of the resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the combined financial statements.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

The value of acquired lease-related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (less than one year).

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In July 2020, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Real Estate Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2021 and December 31, 2020.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2021 and December 31, 2020.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the state of Georgia. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware and Georgia. In addition, the Manager will pay all costs incurred in connection with each Offering.

3.	RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

4.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2021 and December 31, 2020, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

5.	INVESTMENTS IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

The following table sets forth the net carrying amount associated with each Series’ property by component as of June 30, 2021 and December 31, 2020:

		June 30, 2021					December 31, 2020
Series	Building & Improvements	Land	Total gross investments	Less: Accumulated Depreciation	Investments in single- family residential properties, net	Building & Improvements	Land	Total gross investments	Less: Accumulated Depreciation	Investments in single- family residential properties, net
Landa Series 115 Sardis Street	$106,704	$5,928	$112,632	$-3,870	$108,762	$106,704	$5,928	$112,632	$-1,881	$110,751
Landa Series 1394 Oakview	60,514	17,153	77,667	-2,195	75,472	60,514	17,153	77,667	-1,067	76,600
Landa Series 1701 Summerwoods Lane	76,208	16,958	93,165	-2,764	90,401	76,208	16,958	93,166	-1,344	91,822
Landa Series 1741 Park Lane	102,709	9,924	112,634	-3,725	108,909	102,709	9,924	112,633	-1,811	110,822
Landa Series 209 Timber Wolf Trail	93,667	23,399	117,065	-3,397	113,668	93,667	23,399	117,066	-1,652	115,414
Landa Series 2505 Oak Circle	83,595	20,602	104,197	-2,810	101,387	83,595	20,602	104,197	-1,387	102,810
Landa Series 271 Timber Wolf Trail	102,740	22,992	125,732	-3,539	122,193	102,740	22,992	125,732	-1,738	123,994
Landa Series 29 Holly Grove Road	83,937	14,526	98,463	-3,044	95,419	83,937	14,526	98,463	-1,480	96,983
Total Combined	$710,073	$131,481	$841,555	$-25,343	$816,212	$710,074	$131,482	$841,556	$-12,360	$829,196

Each Series recognized the following in depreciation expense:

	Six Months Ended June 30, 2021	Period from May 19, 2020 (inception) through June 30, 2020
Series	Depreciation Expense	Depreciation Expense
Landa Series 115 Sardis Street	$1,988	$0
Landa Series 1394 Oakview Circle	1,128	0
Landa Series 1701 Summerwoods Lane	1,420	0
Landa Series 1741 Park Lane	1,914	0
Landa Series 209 Timber Wolf Trail	1,745	0
Landa Series 2505 Oak Circle	1,424	0
Landa Series 271 Timber Wolf Trail	1,801	0
Landa Series 29 Holly Grove Road	1,564	0
Total Combined	$12,983	$0

As of June 30, 2021 and December 31, 2020, the above includes cumulative acquisition fees paid to the Manager of $47,102 and $47,102, respectively.

6.	MEMBER’S EQUITY (DEFICIT)

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

7.	RELATED PARTY TRANSACTIONS

Landa Holdings Inc., Manager

Notes Payable

Series	Original Outstanding Amount(1)	Annual Interest Rate	Loan Date	Outstanding Amount As of June 30, 2021	Outstanding Amount As of December 31, 2020
Landa Series 115 Sardis Street	$117,304	0.0%	7/10/20	$117,236	$115,980
Landa Series 1394 Oakview Circle	$80,088	0.0%	7/10/20	$80,067	$79,678
Landa Series 1701 Summerwoods Lane	$95,491	0.0%	7/10/20	$95,474	$95,160
Landa Series 1741 Park Lane	$116,574	0.0%	7/10/20	$116,527	$115,651
Landa Series 209 Timber Wolf Trail	$119,827	0.0%	7/10/20	$119,799	$119,268
Landa Series 2505 Oak Circle	$98,471	0.0%	7/10/20	$98,460	$98,272
Landa Series 271 Timber Wolf Trail	$123,412	0.0%	7/10/20	$123,369	$122,575
Landa Series 29 Holly Grove Road	$100,445	0.0%	7/10/20	$100,427	$100,099

(1)	The principal amount is due and payable by the Series within 30 days after the demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

The balance in connection with the acquisition of its property, each Series issued an unsecured non-interest-bearing promissory note in principal amount to the Manager (each an “Acquisition Note”). The outstanding amount of each Acquisition Note is listed in the table below along with the respective terms of such note. Each note is an unsecured obligation of the applicable Series.

The Company imputed interest expense for the loan using an interest rate of 4.5% over a one-year period (the rate in which refinancing is expected) less any premiums paid on behalf of acquiring the asset. This resulted in discount that is recognized over the expected life the loan.

	June 30, 2021				December 31, 2020
Series	Carrying Amount	Unamortized Discount	Outstanding Amount	Imputed Interest Expense for the Period	Carrying Amount	Unamortized Discount	Outstanding Amount	Imputed Interest Expense for the Period (1)
Landa Series 115 Sardis Street	$117,236	$68	$117,304	$1,257	$115,980	$1,324	$117,304	$1,189
Landa Series 1394 Oakview	$80,067	$21	$80,088	$389	$79,678	$410	80,088	368
Landa Series 1701 Summerwoods Lane	$95,474	$17	$95,491	$314	$95,160	$331	95,491	298
Landa Series 1741 Park Lane	$116,527	$47	$116,574	$876	$115,651	$923	116,574	829
Landa Series 209 Timber Wolf Trail	$119,799	$28	$119,827	$530	$119,268	$559	119,827	502
Landa Series 2505 Oak Circle	$98,460	$11	$98,471	$187	$98,272	$199	98,471	177
Landa Series 271 Timber Wolf Trail	$123,369	$43	$123,412	$794	$122,575	$837	123,412	751
Landa Series 29 Holly Grove Road	$100,427	$18	$100,445	$329	$100,099	$346	100,445	311

(1)	The interest expense recognized for the period from July 10, 2020 (the issue date of each Acquisition Note) to December 31, 2020.

Property Management expense

The Manager receive fees, reimbursements, and compensation in connection with the acquisition and Property management of the Series’ real estate investments. The following shows the amounts received from each Series for property management fees:

	Six Months Ended June 30, 2021	Period from May 19, 2020 (inception) through June 30, 2020
Series	Property Management Fee	Property Management Fee
Landa Series 115 Sardis Street	$387	$0
Landa Series 1394 Oakview	372	0
Landa Series 1701 Summerwoods Lane	456	0
Landa Series 1741 Park Lane	348	0
Landa Series 209 Timber Wolf Trail	372	0
Landa Series 2505 Oak Circle	420	0
Landa Series 271 Timber Wolf Trail	456	0
Landa Series 29 Holly Grove Road	338	0
Total Combined	$3,149	$0

Due from (Due to) Related Party

As part of its role as property manager, the Manager at times will collect rent on behalf of each of the Series. The Series will also reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to each of the series. The following table sets forth the net amount as of June 30, 2021 and December 31, 2020

	June 30, 2021	December 31, 2020
Series	Due From (Due to) Related Party (net)	Due From (Due to) Related Party (net)
Landa Series 115 Sardis Street	$-27	$1,552
Landa Series 1394 Oakview	5,617	2,322
Landa Series 1701 Summerwoods Lane	3,653	-473
Landa Series 1741 Park Lane	4,958	3,519
Landa Series 209 Timber Wolf Trail	4,300	2,204
Landa Series 2505 Oak Circle	-7,245	-7264
Landa Series 271 Timber Wolf Trail	-5,337	-7412
Landa Series 29 Holly Grove Road	990	433
Total Combined	$6,909	$-5,119

8.	OTHER ASSETS AND LIABILITIES

Each of the Series’ balance in other assets as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021	December 31, 2020
Series	Rent Receivable	Rent Receivable
Landa Series 115 Sardis Street	$780	$0
Landa Series 1394 Oakview	0	0
Landa Series 1701 Summerwoods Lane	0	0
Landa Series 1741 Park Lane	0	0
Landa Series 209 Timber Wolf Trail	775	0
Landa Series 2505 Oak Circle	2,844	1,750
Landa Series 271 Timber Wolf Trail	1950	0
Landa Series 29 Holly Grove Road	20	0
Total Combined	$6,369	$1,750

Each of the Series’ balance in other liabilities as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021			December 31, 2020
Series	Security Deposits	Accrued Taxes	Total Other Liabilities	Security Deposits	Accrued Taxes	Total Other Liabilities
Landa Series 115 Sardis Street	$0	$1051.09	$1051.09	$0	$511	$511
Landa Series 1394 Oakview	0	1,179	1,179	0	1,016	1,016
Landa Series 1701 Summerwoods Lane	950	1,305	2,255	950	635	1,585
Landa Series 1741 Park Lane	0	1681.43	1681.43	0	820	820
Landa Series 209 Timber Wolf Trail	775	797	1,572	775	624	1,399
Landa Series 2505 Oak Circle	750	882	1,632	750	429	1,179
Landa Series 271 Timber Wolf Trail	0	829.22	829.22	0	403	403
Landa Series 29 Holly Grove Road	600	1,029	1,629	600	645	1,245
Total Combined	$3,075	$8,754	$11,829	$3,075	$5,083	$8,158

9.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

As of the date of the accompanying unaudited financial statements, the Company was not a party in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that would have a material adverse effect on the financial condition or results of operations of the Company.

Minimum Future Rental Commitments

Future minimum rental revenues under leases existing for each of the series as of June 30, 2021 are as follows:

Series	2021	2022
Landa Series 115 Sardis Street	$4,860	$1,620
Landa Series 1394 Oakview	4,650	0
Landa Series 1701 Summerwoods Lane	1,900	0
Landa Series 1741 Park Lane	4,350	0
Landa Series 209 Timber Wolf Trail	4,650	0
Landa Series 2505 Oak Circle	0	0
Landa Series 271 Timber Wolf Trail	2,850	0
Landa Series 29 Holly Grove Road	4,260	2,840
Total Combined	$27,520	$4,460

10.	SUBSEQUENT EVENTS

Qualification

In July 2021, the following Series were included in an Offering Statement that received qualification from the SEC.

Series Name
1	Landa Series 115 Sardis Street
2	Landa Series 1394 Oakview Circle
3	Landa Series 1701 Summerwoods Lane
4	Landa Series 1741 Park Lane
5	Landa Series 209 Timber Wolf Trail
6	Landa Series 2505 Oak Circle
7	Landa Series 271 Timber Wolf Trail
8	Landa Series 29 Holly Grove Road

Refinance Note

Each of the following series of Landa App LLC (each a “Series,” and collectively the “Series”) issued a non-convertible promissory note to its manager, Landa Holdings, Inc. (the “Manager”) on the terms set forth in the table below (each a “Refinance Note” and collectively, the “Refinance Notes”) and the amounts outstanding under the Series’ existing promissory notes issued to the Manager were reduced by the respective principal amounts of the Refinance Notes. Each Refinance Note is an unsecured obligation of the applicable Series.

Series	Principal Amount of Note	Annual Interest Rate	Issuance Date	Maturity Date
Landa Series 115 Sardis Street	$64,789	4.50%	July 1, 2021	July 1, 2026
Landa Series 1394 Oakview Circle	$44,015	4.50%	July 1, 2021	July 1, 2026
Landa Series 1701 Summerwoods Lane	$52,703	4.50%	July 1, 2021	July 1, 2026
Landa Series 1741 Park Lane	$64,359	4.50%	July 1, 2021	July 1, 2026
Landa Series 209 Timber Wolf Trail	$66,476	4.50%	July 1, 2021	July 1, 2026
Landa Series 2505 Oak Circle	$54,728	4.50%	July 1, 2021	July 1, 2026
Landa Series 271 Timber Wolf Trail	$68,227	4.50%	July 1, 2021	July 1, 2026
Landa Series 29 Holly Grove Road	$55,718	4.50%	July 1, 2021	July 1, 2026

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 24, 2021, the date these unaudited financial statements were available to be issued. All significant events have been disclosed.

Item 4. Exhibit Index

Index to Exhibits

Exhibit No.	Exhibit Description

2.1	Certificate of Formation of Landa Properties A LLC (previously filed as Exhibit 2.1 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.2	Certificate of Amendment to the Certificate of Formation of Landa Properties A LLC, dated April 30, 2020 (previously filed as Exhibit 2.2 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.3	Certificate of Amendment to the Certificate of Formation of Landa Properties A LLC, dated May 22, 2020 (previously filed as Exhibit 2.3 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.4	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 115 Sardis Street Barnesville GA LLC (previously filed as Exhibit 2.4 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.5	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1394 Oakview Circle Forest Park LLC (previously filed as Exhibit 2.5 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.6	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC (previously filed as Exhibit 2.6 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.7	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1741 Park Lane Griffin GA LLC (previously filed as Exhibit 2.7 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.8	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 209 Timber Wolf Trail Griffin GA LLC (previously filed as Exhibit 2.8 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.9	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 2505 Oak Circle Ellenwood GA LLC (previously filed as Exhibit 2.9 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.10	Certificate of Registered Series of a Limited Liability Company for Landa App LLC – 271 Timber Wolf Trail Griffin GA LLC (previously filed as Exhibit 2.10 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.11	Certificate of Registered Series of a Limited Liability Company for Landa App LLC – 29 Holly Grove Road Griffin GA LLC* (previously filed as Exhibit 2.11 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.12	Limited Liability Company Operating Agreement of Landa App LLC (previously filed as Exhibit 2.12 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.13	Certificate of Amendment - 1394 Oakview Circle Forest Park LLC (previously filed as Exhibit 2.13 to the Pre-Qualification Amendment No. 1 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

2.14	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.15	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.16	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.17	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.18	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 4267 High Park Lane East Point GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.19	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 4474 Highwood Park Drive East Point GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.20	Certificate of Registered Series of a Limited Liability Company for Landa App LLC – 4809/4811 Pinedale Drive Forest Park GA 30297 LLC, dated May 19, 2020 (previously filed as Exhibit 2.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.21	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 5051 Maple Drive Forest Park GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.22	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.23	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 9439 Lakeview Road Union City GA LLC, dated May 19, 2020 (previously filed as Exhibit 2.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.24	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.25	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1246 Elgin Way Riverdale GA 30296 LLC, dated July 8, 2021 (previously filed as Exhibit 2.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.26	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 168 Brookview Drive Riverdale GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.27	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 1910 Grove Way Hampton GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.28	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 268 Brookview Drive Riverdale GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.29	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 593 Country Lane Jonesboro, GA LLC, dated July 8, 2021(previously filed as Exhibit 2.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.30	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 6436 Stone Terrace Morrow GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.31	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.32	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.33	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 687 Utoy Court Jonesboro GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.34	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 729 Winter Lane Jonesboro GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.35	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 7349 Exeter Court Riverdale GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.36	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 773 Villa Way Jonesboro GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.37	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.37 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.38	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 8780 Churchill Place Jonesboro GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.38 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

2.39	Certificate of Registered Series of a Limited Liability Company for Landa App LLC - 8796 Parliament Place Jonesboro GA LLC, dated July 8, 2021 (previously filed as Exhibit 2.39 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.1	Series Operating Agreement of Landa App LLC - 115 Sardis Street Barnesville GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 115 Sardis Street Barnesville GA LLC (previously filed as Exhibit 3.1 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.2	Series Operating Agreement of Landa App LLC - 1394 Oakview Circle Forest Park GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 1394 Oakview Circle Forest Park GA LLC (previously filed as Exhibit 3.2 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.3	Series Operating Agreement of Landa App LLC- 1701 Summerwoods Lane Griffin GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC (previously filed as Exhibit 3.3 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.4	Series Operating Agreement of Landa App LLC - 1741 Park Lane Griffin GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 1741 Park Lane Griffin GA LLC (previously filed as Exhibit 3.4 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.5	Series Operating Agreement of Landa App LLC - 209 Timber Wolf Trail Griffin GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 209 Timber Wolf Trail Griffin GA LLC (previously filed as Exhibit 3.5 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.6	Series Operating Agreement of Landa App LLC - 2505 Oak Circle Ellenwood GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 2505 Oak Circle Ellenwood GA LLC (previously filed as Exhibit 3.6 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.7	Series Operating Agreement of Landa App LLC -271 Timber Wolf Trail Griffin GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 271 Timber Wolf Trail Griffin GA LLC (previously filed as Exhibit 3.7 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.8	Series Operating Agreement of Landa App LLC - 29 Holly Grove Road Griffin GA LLC, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 29 Holly Grove Road Griffin GA LLC (previously filed as Exhibit 3.8 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

3.9	Series Operating Agreement of Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.10	Series Operating Agreement of Landa App LLC - 1712 Summerwoods Lane, Griffin, GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.11	Series Operating Agreement of Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.12	Series Operating Agreement of Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.13	Series Operating Agreement of Landa App LLC - 4267 High Park Lane East Point GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.14	Series Operating Agreement of Landa App LLC - 4474 Highwood Park Drive East Point GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.15	Series Operating Agreement of Landa App LLC – 4809/4811 Pinedale Drive Forest Park LLC, dated July 12, 2021 (previously filed as Exhibit 3.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.16	Series Operating Agreement of Landa App LLC - 5051 Maple Drive Forest Park GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.17	Series Operating Agreement of Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.18	Series Operating Agreement of Landa App LLC - 9439 Lakeview Road Union City GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.19	Series Operating Agreement of Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.20	Series Operating Agreement of Landa App LLC - 1246 Elgin Way Riverdale GA 30296 LLC, dated July 12, 2021 (previously filed as Exhibit 3.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.21	Series Operating Agreement of Landa App LLC - 168 Brookview Drive Riverdale GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.22	Series Operating Agreement of Landa App LLC - 1910 Grove Way Hampton GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.23	Series Operating Agreement of Landa App LLC - 268 Brookview Drive Riverdale GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.24	Series Operating Agreement of Landa App LLC - 593 Country Lane Jonesboro, GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.25	Series Operating Agreement of Landa App LLC - 6436 Stone Terrace Morrow GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.26	Series Operating Agreement of Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.27	Series Operating Agreement of Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.28	Series Operating Agreement of Landa App LLC - 687 Utoy Court Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.29	Series Operating Agreement of Landa App LLC - 729 Winter Lane Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.30	Series Operating Agreement of Landa App LLC - 7349 Exeter Court Riverdale GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.31	Series Operating Agreement of Landa App LLC - 773 Villa Way Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.32	Series Operating Agreement of Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.33	Series Operating Agreement of Landa App LLC - 8780 Churchill Place Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

3.34	Series Operating Agreement of Landa App LLC - 8796 Parliament Place Jonesboro GA LLC, dated July 12, 2021 (previously filed as Exhibit 3.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

4.1	Form of Subscription Agreement Landa Series 115 Sardis Street (previously filed as Exhibit 4.1 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.2	Form of Subscription Agreement Landa Series 1394 Oakview Circle (previously filed as Exhibit 4.2 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.3	Form of Subscription Agreement Landa Series 1701 Summerwoods Lane (previously filed as Exhibit 4.3 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.4	Form of Subscription Agreement Landa Series 1741 Park Lane (previously filed as Exhibit 4.4 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.5	Form of Subscription Agreement Landa Series 209 Timber Wolf Trail (previously filed as Exhibit 4.5 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.6	Form of Subscription Agreement Landa Series 2505 Oak Circle (previously filed as Exhibit 4.6 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.7	Form of Subscription Agreement Landa Series 271 Timber Wolf Trail (previously filed as Exhibit 4.7 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.8	Form of Subscription Agreement Landa Series 29 Holly Grove Road (previously filed as Exhibit 4.8 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

4.9	Form of Subscription Agreement for Series included in Series#2 (previously filed as Exhibit 4.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.1	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 115 Sardis Street Barnesville GA LLC (previously filed as Exhibit 6.1 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.2	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 1394 Oakview Circle Forest Park GA LLC (previously filed as Exhibit 6.2 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.3	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC (previously filed as Exhibit 6.3 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.4	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 1741 Park Lane Griffin GA LLC (previously filed as Exhibit 6.4 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.5	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 209 Timber Wolf Trail Griffin GA LLC (previously filed as Exhibit 6.5 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.6	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 2505 Oak Circle Ellenwood GA LLC (previously filed as Exhibit 6.6 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.7	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 271 Timber Wolf Trail Griffin GA LLC (previously filed as Exhibit 6.7 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.8	Management Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and Landa App LLC - 29 Holly Grove Road Griffin GA LLC (previously filed as Exhibit 6.8 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.9	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 115 Sardis Street (previously filed as Exhibit 6.9 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.10	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 1394 Oakview Circle (previously filed as Exhibit 6.10 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.11	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 1701 Summerwoods Lane (previously filed as Exhibit 6.11 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.12	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 1741 Park Lane (previously filed as Exhibit 6.12 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.13	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 209 Timber Wolf Trail (previously filed as Exhibit 6.13 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.14	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 2505 Oak Circle (previously filed as Exhibit 6.14 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.15	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 271 Timber Wolf Trail (previously filed as Exhibit 6.15 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.16	Promissory Note, dated July 10, 2020 by and between Landa Holdings, Inc. and Landa Series 29 Holly Grove Road (previously filed as Exhibit 6.16 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.17	Georgia Residential Lease Agreement by and between Landa App LLC - 115 Sardis Street Barnesville GA LLC and Tenant, commencing on March 1, 2021, for the Property located at 115 Sardis Street, Barnesville, GA 30204 (previously filed as Exhibit 6.17 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

6.18	Georgia Residential Lease Agreement by and between Landa App LLC - 1394 Oakview Circle Forest Park LLC and Tenant, commencing on January 1, 2021, for the Property located at 1394 Oakview Circle, Forest Park, GA 30297 (previously filed as Exhibit 6.18 to the Pre-Qualification Amendment No. 2 to the Offering Statement on Form 1-A filed on January 21, 2021 and incorporated by reference herein)

6.19	Residential Lease Agreement by and between Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC and Tenant, commencing on September 1,2021, for the Property located at 29 Holly Grove Road, Griffin, GA 30224 (previously filed as Exhibit 6.1 to the Current Report on Form 1-U filed on September 9, 2021 and incorporated by reference herein)

6.20	Georgia Residential Lease Agreement by and between Landa App LLC - 1741 Park Lane Griffin GA LLC and Tenant, commencing on January 1, 2021, for the Property located at 1741 Park Lane, Griffin, GA 30224 (previously filed as Exhibit 6.20 to the Pre-Qualification Amendment No. 2 to the Offering Statement on Form 1-A filed on January 21, 2021 and incorporated by reference herein)

6.21	Georgia Residential Lease Agreement by and between Landa App LLC - 209 Timber Wolf Trail Griffin GA LLC and Tenant, commencing on January 1, 2021, for the Property located at 209 Timberwolf Trail, Griffin Ga 30224 (previously filed as Exhibit 6.21 to the Pre-Qualification Amendment No. 2 to the Offering Statement on Form 1-A filed on January 21, 2021 and incorporated by reference herein)

6.22	Georgia Residential Lease Agreement by and between Landa App LLC - 2505 Oak Circle Ellenwood GA LLC and Tenant, commencing on August 1, 2020, for the Property located at 2505 Oak Circle, Ellenwood, GA 30294 (previously filed as Exhibit 6.22 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.23	Georgia Residential Lease Agreement by and between Landa App LLC – 29 Holly Grove Road Griffin GA LLC and Tenant, commencing on May 1, 2021, for the Property located at 29 Holly Grove Road, Griffin, GA 30224 (previously filed as Exhibit 6.23 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

6.24	Georgia Residential Lease Agreement by and between Landa App LLC – 271 Timber Wolf Trail Griffin GA and Tenant, commencing on September 15, 2020, for the Property located at 271 Timber Wolf Trail, Griffin, GA 30224 (previously filed as Exhibit 6.24 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.25	Landa App License Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and each of the series listed thereto (previously filed as Exhibit 6.25 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

6.26	Broker Dealer Services Agreement, dated May 3, 2021, by and between Dalmore Group, LLC and Landa App LLC (previously filed as Exhibit 6.26 to the Pre-Qualification Amendment No. 6 to the Offering Statement on Form 1-A filed on May 7, 2021 and incorporated by reference herein)

6.27	Form of Management Agreement for Series included in Series#2 (previously filed as Exhibit 6.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.28	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 1703 Summerwoods Lane (previously filed as Exhibit 6.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.29	Promissory Note, dated July 12, 2021 by and between Landa Holdings, Inc. and Landa Series 1712 Summerwoods Lane (previously filed as Exhibit 6.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.30	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 1743 Summerwoods Lane (previously filed as Exhibit 6.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.31	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 1750 Summerwoods Lane (previously filed as Exhibit 6.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.32	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 4267 High Park Lane (previously filed as Exhibit 6.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.33	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 4474 Highwood Park Drive (previously filed as Exhibit 6.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.34	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 4809 / 4811 Pinedale Drive (previously filed as Exhibit 6.37 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.35	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 5051 Maple Drive (previously filed as Exhibit 6.38 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.36	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 8569 Creekwood Way (previously filed as Exhibit 6.39 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.37	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 9439 Lakeview Road (previously filed as Exhibit 6.40 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.38	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 10167 Port Royal Court (previously filed as Exhibit 6.41 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.39	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 1246 Elgin Way (previously filed as Exhibit 6.42 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.40	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 168 Brookview Drive (previously filed as Exhibit 6.43 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.41	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 1910 Grove Way (previously filed as Exhibit 6.44 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.42	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 268 Brookview Drive (previously filed as Exhibit 6.45 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.43	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 593 Country Lane (previously filed as Exhibit 6.46 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.44	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 6436 Stone Terrace (previously filed as Exhibit 6.47 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.45	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 6440 Woodstone Terrace (previously filed as Exhibit 6.48 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.46	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 6848 Sandy Creek Drive (previously filed as Exhibit 6.49 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.47	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 687 Utoy Court (previously filed as Exhibit 6.50 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.48	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 729 Winter Lane (previously filed as Exhibit 6.51 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.49	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 7349 Exeter Court (previously filed as Exhibit 6.52 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.50	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 773 Villa Way (previously filed as Exhibit 6.53 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.51	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 8645 Embrey Drive (previously filed as Exhibit 6.54 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.52	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 8780 Churchill Place (previously filed as Exhibit 6.55 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.53	Promissory Note, dated July 12, 2021, by and between Landa Holdings, Inc. and Landa Series 8796 Parliament Place (previously filed as Exhibit 6.56 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.54	Lease Agreement for 1703 Summerwoods Lane, Griffin, GA, 30224 (previously filed as Exhibit 6.57 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.55	Lease Agreement for 1712 Summerwoods Lane, Griffin, GA, 30224 (previously filed as Exhibit 6.58 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.56	Lease Agreement for 1743 Summerwoods Lane, Griffin, GA, 30224 (previously filed as Exhibit 6.59 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.57	Lease Agreement for 1750 Summerwoods Lane, Griffin, GA, 30224 (previously filed as Exhibit 6.60 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.58	Lease Agreement for 4267 High Park Lane, East Point, GA, 30344 (previously filed as Exhibit 6.61 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.59	Lease Agreement for 4474 Highwood Park Drive, East Point, GA, 30344 (previously filed as Exhibit 6.62 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.60	Lease Agreement for 4809 Pinedale Drive, Forest Park, GA, 30297 (previously filed as Exhibit 6.63(a) to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.61	Lease Agreement for 4811 Pinedale Drive, Forest Park, GA, 30297 (previously filed as Exhibit 6.63(b) to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.62	Lease Agreement for 5051 Maple Drive, Forest Park, GA, 30297 (previously filed as Exhibit 6.64 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.63	Lease Agreement for 8569 Creekwood Way, Jonesboro, GA, 30238 (previously filed as Exhibit 6.65 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.64	Lease Agreement for 9439 Lakeview Road, Union City, GA, 30291 (previously filed as Exhibit 6.66 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.65	Lease Agreement for 10167 Port Royal Court, Jonesboro, GA, 30238 (previously filed as Exhibit 6.67 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.66	Lease Agreement for 1246 Elgin Way, Riverdale, GA, 30296 (previously filed as Exhibit 6.68 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.67	Lease Agreement for 168 Brookview Drive, Riverdale, GA, 30274 (previously filed as Exhibit 6.69 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.68	Lease Agreement for 1910 Grove Way, Hampton, GA, 30228 (previously filed as Exhibit 6.70 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.69	Lease Agreement for 268 Brookview drive, Riverdale, GA, 30274 (previously filed as Exhibit 6.71 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.70	Lease Agreement for 593 Country Lane, Jonesboro, GA, 30238 (previously filed as Exhibit 6.72 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.71	Lease Agreement for 6436 Stone Terrace, Morrow, GA, 30260 (previously filed as Exhibit 6.73 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.72	Lease Agreement for 6440 Woodstone Terrace, Morrow, GA, 30260 (previously filed as Exhibit 6.74 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.73	Lease Agreement for 6848 Sandy Creek Drive, Riverdale, GA, 30274 (previously filed as Exhibit 6.75 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.74	Lease Agreement for 687 Utoy Court, Jonesboro, GA, 30238 (previously filed as Exhibit 6.76 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.75	Lease Agreement for 729 Winter Lane, Jonesboro, GA, 30238 (previously filed as Exhibit 6.77 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.76	Lease Agreement for 7349 Exeter Court, Riverdale, GA, 30296 (previously filed as Exhibit 6.78 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.77	Lease Agreement for 773 Villa Way, Jonesboro, GA, 30238 (previously filed as Exhibit 6.79 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.78	Lease Agreement for 8645 Embrey Dr, Jonesboro, GA, 30236 (previously filed as Exhibit 6.80 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.79	Lease Agreement for 8780 Churchill Place, Jonesboro, GA, 30238 (previously filed as Exhibit 6.81 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

6.80	Lease Agreement for 8796 Parliament Place, Jonesboro, GA, 30238 (previously filed as Exhibit 6.82 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

11.1	Consent of Marcum LLP (previously filed as Exhibit 11.1 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

11.2	Consent of Marcum LLP (previously filed as Exhibit 11.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

11.3	Consent of Marcum LLP (previously filed as Exhibit 11.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

11.4	Consent of Marcum LLP (previously filed as Exhibit 11.4 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 15, 2021 and incorporated by reference herein)

15.1	Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (previously filed as Exhibit 15.a1 to the Pre-Qualification Amendment No. 1 to the Offering Statement on Form 1-A filed on December 2, 2020 and incorporated by reference herein)

16.1	Landa Series 115 Sardis Street Revised Property Page Documents (previously filed as Exhibit 16.1 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

16.2	Landa Series 1394 Oakview Circle Revised Property Page Documents (previously filed as Exhibit 16.2 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

16.3	Landa Series 1701 Summerwoods Lane Revised Property Page Documents (previously filed as Exhibit 16.3 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

16.4	Landa Series 1741 Park Lane Revised Property Page Documents (previously filed as Exhibit 16.4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

16.5	Landa Series 209 Timber Wolf Trail Revised Property Page Documents (previously filed as Exhibit 16.5 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

16.6	Landa Series 2505 Oak Circle Revised Property Page Documents (previously filed as Exhibit 16.6 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

16.7	Landa Series 271 Timber Wolf Trail Revised Property Page Documents (previously filed as Exhibit 16.7 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

16.8	Landa Series 29 Holly Grove Road Revised Property Page Documents (previously filed as Exhibit 16.8 to the Pre-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed on March 11, 2021 and incorporated by reference herein)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: September 27, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	September 27, 2021
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Gregory Crimmins	Head of Finance of Landa Holdings, Inc.	September 27, 2021
Gregory Crimmins	(Principal Financial Officer and Principal Accounting Officer)